Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Chris Winfrey’s remarks at the Deutsche Bank Leveraged Finance Conference on September 29, 2015.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

EVENT DATE/TIME: SEPTEMBER 29, 2015 / 03:40PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	1

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

CORPORATE PARTICIPANTS
Chris Winfrey Charter Communications, Inc. - CFO and EVP

CONFERENCE CALL PARTICIPANTS
Anthony Klarman

PRESENTATION

Anthony Klarman

All right, everyone. Thanks for coming in. We are going to go ahead and get started. I know getting on track after the first session is always challenging; everyone getting used to the changing in the room. So we will start try to relatively on time here.

Thanks for coming to the presentation for Charter Communications. This is going to be more of a moderated fireside chat session. No real official slides from the company. I will go through a bunch of questions up here, but certainly encourage you in the audience to raise your hand as you see fit. With me hear from the Company, on my right, is the Company's Chief Financial Officer, Chris Winfrey. Chris, thanks for coming again. Appreciate it.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Thanks for having us.

Anthony Klarman

We will get into the pending transactions in a second. There is plenty to talk about there.

But I did want to at least get some of the focus back to what I will call sort of the core legacy Charter business.

You had a bunch of operating objectives for the year. When we were here last year, you were talking about sort of some of the key operating initiatives in the core Charter business. Can you just remind us of the highlights of what you sort of laid out for the year and where we are on achieving those? And then we will kind of get into the pending deals.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

You are right. We have spent really a lot of the past two years focusing on M&A and so have the external markets as well.

But, the core Charter business is doing well and it continues to improve. So probably at the last time I was here last year, we were coming at the back of all digital, completing 100% of the all digital program at Charter. On the back of that, obviously, our capital intensity is begun to fall significantly and our service transactions are coming down dramatically as well.

By that, I mean service calls, truck rolls, and churn, which has an impact not only in the cost structure of the business, but also on customer satisfaction and so you see that improving as well. Churn is coming down, so the business is really healthy.

Some of the other objectives that we had coming into this year really was to split SMB and enterprise. To put a bigger focus on growth of those two different customer segments. And SMB, what we have essentially done is taken the new pricing and packaging strategy for an SMB market, which has the effect of lowering our ARPU upfront, but significantly increasing the units and the market share growth and we have seen that already in the SMB space.

It does have a short-term negative pull on revenue, but similar to what we did in residential, it has a positive long-term effect.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	2

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

The other initiatives that we have had are Spectrum Guide, which we are starting to roll out now and it gives us the ability to bring a modern user interface to all boxes, both new and all of our legacy boxes, without having to go in and rip out all the existing set-top boxes. So you avoid the customer disruption and avoid the cost of that. And that is going well.

And then, on world box, which is the ability to buy a non-monopoly set-top box that has a lot higher functionality at a dramatically lower cost and be able to roll that out going forward. Now, all of those initiatives really set us up pretty well for the new transactions.

But, at Charter itself, despite all the activity around M&A, we are growing customer relationships on the residential side at nearly 5% per year. And we are growing revenue and EBITDA in the 7% to 8% range.

All of that has consistently, for several years now, just continued to improve and we see that continuing. So I think it is positive. And we have done that, really, this year in the absence of stake in any material real rate increases.

Anthony Klarman

And is it fair to say that, had Charter not been in the position where it was in, in terms of really executing against the model that you had laid out -- really going back to when Tom got there -- you really wouldn't have even been in a position to think about transformative transactions like the ones you are engaged in?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

I think that is right. I think a successful underlying business that has great organic growth positions you to credibly go to M&A, go raise capital, encode, deploy an operating strategy that has proven to work and drive long-term growth and drive value, not only for shareholders, but also to create a credit profile that has the capability to organically delever over time, with or without synergies.

Anthony Klarman

Right. So let's talk about the pending transactions. Maybe just to set everyone off the same baseline, you have got some approvals recently in terms of the process. Can you just remind us where you are in the various stages of the approvals process? And what that timeline is in your mind now on what is left before closing?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Sure. So you have the LFAs and you have the -- which are the franchise authorities. You have the PUCs, public utility commissions. All of those are making very good progress. You have the FCC, which is also making good progress, and the DOJ as well.

From a federal perspective, I think Tom said last week publicly -- Tom, our CEO -- that it is still very much possible and reasonable that we should be able to close by the end of that year. We are on an accelerated timeline for review.

This transaction is unique in that the regulators have had the vast majority of information from Time Warner Cable, Charter, and Bright House, really, for a year and a half. It is not like this is the first time that they have thought about the market structure.

They have thought about it. And we learned a lot along that process, because our regulatory people, were in the room as to what were the key drivers of why Comcast didn't close. And we felt really good about our prospects in that regard. But, also, tried to go out and proactively address any nagging concerns by coming out very quickly with a bunch of commitments that were really in the public interest.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	3

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Anthony Klarman

And, interestingly enough, the transaction that you are completing is the original one that you had sort of first contemplated. And then, there was the interim step of being the acquirer of some divested assets.

How much more were you able to learn through that longer, more protracted process about the assets you are acquiring? I remember one of the early questions, when you were working on the original credit facility for the prior deal was, you were still working off of kind of your rough estimates of numbers, but how much more do you feel you know about the assets you are buying and how much better do you feel about what the financial performance and operating metrics are of what you are buying?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Not much. We obviously know more now since we have signed the deal, but when we were in the previous transactions with Comcast, we were buying 3 million customers from TWC. We were taking a 33% interest in Greatland Communications. We were going to operate those assets. It was 2.5 million Comcast subs. Obviously, that is not really relevant here today.

But, we were acquiring the Midwest assets out of TWC and now we are getting all of TWC's. So I am not so sure that that, in and of itself, was that helpful. What was, I think, is as a product is that process. It caused Advanced New House to really consider what they were going to do strategically with their asset. And, I think as a product of that, we ended up acquiring those assets as well, in addition to Time Warner Cable, ultimately.

And I think probably the biggest benefit was that we spent a lot of time planning the integration. We were able ready to close on a really complex set of transactions, which had swaps, had acquisition, and had a spin where we would be the sponsor of the spin and run those assets. Which meant that all these assets -- and we were giving up assets as well and having to provide processing transition services to Comcast and rely on them to provide transition services not only to Greatland, but also to provide transition services for a set of assets in TWC that they had never owned.

All of that complexity is now gone. It is behind us. So the integration never felt easier. But, what we did along the way is because we were not getting the corporate assets or the systems or the people which we value in this transaction, we were forced to go develop some IT platforms that would enable us to provide an overlay of provisioning, billing, and Network Systems when we were not getting core underlying assets out of Time Warner Cable or Comcast.

What that enables us to do is utilize those assets and with this transition capital that we were talking about for several quarters now, is we were in that transaction and now this transaction, actually puts us in a much better place from an integration standpoint to avoid a lot of customer disruption through doing major billing migrations in those type of activities. So the time that we spent in the previous transaction and the money that we spent other than the interest expense was not lost.

Anthony Klarman

Yes. I noticed your grin when you said that.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Yes.

Anthony Klarman

So some of the -- I think a common theme in the market is that you are just going to overlay the Charter operating model onto the acquired assets and, essentially, sort of Charterize them, do to them what in the next couple of years what you have done to the core Charter business. What does that really mean or imply and can you talk about maybe where you will need the capital intensity to be, or some of the investment in some of the other areas to essentially turn the acquired assets into assets that more closely resemble the operating performance of Charter?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	4

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Well, I will start with saying I think it is easier than less expensive than it was at Charter and maybe -- although that has not been factored into our thinking, maybe it is even faster. And maybe it can even grow better as a result. And the reasons why I would say that are Charter had come from a state of being financially distressed and had a significantly tarnished reputation, but it also outsourced large portion of its labor force. You are not going to find that to the same degree at Time Warner Cable and Bright House. We had to invest a lot of capital in real estate tools, facilities, trucks, and I don't think you will see that near to the same extent in TWC and Bright House so there (inaudible) some in sourcing. And we were buying boxes that at a dramatically higher cost than what we are today. And TWC and Bright House are now essentially 50% all-digital, is what we are being told by the end of this year.

So the amount of capital that we are going to have to deploy is significantly lower. And it doesn't mean that the operating strategy is different. We will deploy new pricing and packaging. To be able to deliver video on demand on every outlet for each incremental service transaction or acquisition that we -- customer acquisition that we make. We will put out 60 megabits per second minimum speed anywhere that we have pricing and packaging, we will make a product and pricing structure that eliminates taxes and regulatory charges, modem rental fees in an effort to actually grow faster from a household perspective, but also to drive deeper penetration of all the products into the households and, as a result, what you get out of that is actually more revenue per household even though the pricing per product is lower than it was historically.

What that does is over a fixed operating infrastructure allows us to drive better margin because you're getting better utilization for a fixed set of assets and a fixed set of costs. So that strategy has been what we have been deploying at Charter. It is growing and continues to do better. We would expect to deploy the same thing there to finish up the all-digital programs that had been started at Time Warner Cable and Bright House. But the assets -- the physical assets are in good condition. They have good employees that are in house and have been properly trained. And so that's why I think there is probably an upside relative to what we have done at Charter, even though we were more conservative in some of the internal forecasts, which got disclosed in our proxy statements.

So I think there is opportunity for us to do better, faster and cheaper than what we have done at Charter.

Anthony Klarman

Can you remind everyone what you have said about the potential synergy benefits from the transaction? I think one of the -- a competitor of yours is making a fairly substantial transaction in the US right now and they are --

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

AT&T?

Anthony Klarman

Yes, exactly. Their view of synergy opportunities was a bit different than what you laid out at the time of your deal. And their view on where margins could go.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

That is fair and that is probably correct in terms of the different operating models. our view is that the biggest synergy inside of these transactions is the ability to put a competitive product into the households, grow revenue fast and, as a result, lift your margins not from one time cost savings that don't continue to recur or accelerate, but to actually make investments into the household in a way that you drive product growth at the household level as well as penetration across all of your different households, lift your margins as a result, invest in service and quality, so you take transactions out of the business. And to put yourself in a position where your margin doesn't have a one-time increase as a percent, but your actual dollars of margin increases steadily over time and your percent margin will also rise.

But we are not in this for percent margin. We are in this for cash flow. And long-term cash flow in trying to create a competitive product set so that you are not in good condition just two years down the road, but you have a business that is good for 10 to 20 years and could continue to grow for the long term and could continue to compete.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	5

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

So that is our focus. It has worked for us very well at Charter. We think it can work really well here. It doesn't mean that we are not going to have synergies. We are going to have synergies and we said all along that we were intentionally conservative as to what we thought those could be. In this transaction we have -- in addition to the real synergies, which is growth, which I talked about before, the OPEX synergies are $800 million. And they pale compared to the gross synergies. But there are $800 million of OPEX synergies. Those will happen pretty quick and it will continue to stay with the business. There will be CapEx synergies, which is reflected in our CapEx forecast. And there is tax synergies of this transaction by being able to utilize Charter's tax assets in a more accelerated way but by having the operating income of Time Warner Cable and Bright House underneath.

So I think the synergies are big. It is attractive. It allows you to buy down your multiple from that perspective. But it is not the reason that we do M&A.

Anthony Klarman

Right. And I guess on the OPEX side, programming costs are a constant thorn in the industry side. How much of a benefit do you pick up in this transaction and do you get -- are those sort of day one benefits where you can sort of almost immediately start renegotiating the rate card for the larger system?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

So as part of the transaction, Charter and TWC have, in essence, merged and it will be the Time Warner Cable entity that actually acquires the Charter systems. Which means it will be the Time Warner Cable programming contracts in general, that end up prevailing. So we will be able to step into those programming contracts from day one, we believe, and have that benefit early on.

There is a bigger potential synergy, which we never put into our internal forecast, which is, as a result of the scale, do you have the ability to abate some of the type of rate increases that we have all been receiving for the past few years. Yes, we think that is a real opportunity. We didn't put it into our internal forecast because it is very difficult to say how much of that actually can flow through. Whether it is the rates or your ability to actually put a product -- a video product and a packaging structure together in a different way, anywhere from the way you package the content to in and out of the home rights.

Anthony Klarman

So you are much more enthusiastic, I think, about the future, what I will call them as revenue synergies, the ability to sort of put new products onto an upgraded network and an upgraded platform.

Your numbers, though, are still fairly conservative, it seems, in the proxy. You are not making fairly heroic assumptions about the ability to significantly ramp the trend line of revenue. How do we think about when you think the network will be ready and the acquired assets to really sort of scale them with respect to really being able to more aggressively roll out some of the product and service revenue opportunities that you are talking about?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

You know, when you are referring to the proxy statement, it is worth keeping in mind, when we put those forecasts together, we never intended for them to be public. It didn't really cross my mind at the time. It was in the context of putting a plan in front of the Board is that we felt very good about being able to achieve and exceed. And that is the background of that plan.

For all the reasons I mentioned at the beginning, I think we have the toolset, given the assets and employees and systems that exist at Time Warner Cable and Bright House relative to what it was at Charter, that we should be able to do better. And that also includes to the synergies as well.

But, from a timing perspective, our first priority really will be to get new pricing and packaging so we can be fully competitive in the marketplace. TWC has actually made a lot of progress relative to where they were in the past year and a half. And so you are already starting to see some similar path already taking place it appears inside their numbers. And so that will be helpful. You will have potentially a running start. We are going to be picking up assets in Time Warner Cable and Bright House that we have not had at Charter and I think that could be really helpful to us as well.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	6

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

So I think new pricing and packaging continue to go all-digital to a roll out Spectrum Guide where we have gone all-digital to roll out world box so we can be buying boxes at a cheaper rate and have an embedded DocSys 3 modem inside them and a smaller form factor and I think it will start moving relatively quick, but it will be sequentially.

Similar to Charter, we will take a period where we are just going to get our hands around the business and, after that, then we will roll out new pricing and packaging. We will be continuing the all-digital in this case along the way. And I think you will see similar developments to what you saw at Charter, which is, first, you will see the development in PSUs and customer relationships. Then you will see it in revenue and ARPU. And then, over time, you will see it in the organic EBITDA.

Now, in this case, we will have OPEX synergies, which will provide more of an EBITDA lift than what we saw in the Charter case. Because this will come in relatively quick. And you will see CapEx increase at the very beginning as we deploy two-way set-top boxes on all the outlets so that we can provide a better product -- a superior product, relative to what satellite has.

But, then, at the back end, as you have seen in some of the forecast, the capital (multiple speakers) significantly drive because you fully populated the entire set of passings. And all of the televisions in the household that need a box have a box, they have a competitive box and a better box than satellite can provide and as a result you start also taking transactions out of the business. Which reduces not only OPEX, but capital as well. And you see that roll through some of the forecast (multiple speakers).

Anthony Klarman

And that is where the pro forma entity really starts to look like what Charter essentially looks like today on its own.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

That is correct, although you're going to have three different vintages going along the way. And so that will be upon me, I guess, and a broader team of finance people at Charter to really try to show that in a way that it is clear to people what is happening to subscriber units. And revenue, in particular, at the three different vintages of what will become the new Charter.

Anthony Klarman

Yes. So this is a debt conference and I guess I would be remiss if I didn't ask you a little bit about the debt structure and the debt stack you put in place.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Sure.

Anthony Klarman

You maybe even surprised some folks with how you went around accessing the capital markets. You've used the investment grade market, the loan market, the high-yield market. Can you talk a little bit about why that structure made sense? Why that was important to you?

And then, how should we think about your liability management going forward? Charter had a heavy unsecured bond debt stack. You now have a big secured investment grade piece. How do you think about the mix between secured and unsecured going forward?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	7

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Sure. It was one of the more difficult things to keep close to the vest is that, the first time around that we looked at Time Warner Cable, we had a structure that was designed to treat all of our stakeholders as best as we possibly could. And we did that for a few reasons.

We took a look at the time Time Warner Cable had about $23 billion of investment grade notes. Our fundamental view is that, if you went out and primed the $23 billion of investment grade notes, that those notes would then end up in the hands of high-yield family of funds, probably at the same institution, in many cases overnight.

And so if you were going to go raise a large amount of capital and wanted to go access the high-yield market and the bank market, and that person looked at you and said, thank you very much, I just received a bunch of previous investment grade bonds from the other side of the house. That we didn't think that was a really smart strategy.

So we didn't think it was smart to go prime just because of the capital market's reputation that we think we have and we know we want to maintain. We also didn't think it was smart in terms of the raise going forward. And we also thought it was smart to, in a capital structure of this size, to be able to access all different layers of the capital structure whether it was investment grade, bank debt, high yield, as well as any of the others that are out there and have access to that at all times.

So in that context, while we have always given great guidance on target leverage range, in this case we actually provided some additional guidance as it related to first lien. More as a cap to provide some guidance through the investment grade bond holders that, two things. One, we would stay below 3.5 times for first lien and, second, that the Company intends to remain its investment-grade index ability with the rating agencies.

That doesn't mean that we are going to be a 3.5 times first lien. It just means we are going to not go above.

You are right. Historically, we have run it at a lot lower level of first lien leverage ratio than that. It is feasible to think we could be back doing the same type of thing, creating a lot of secure capacity for rainy day, for acquisitions. Lo and behold, it turned out to be pretty valuable to us in this context.

But it also depends on what the market is giving us. And so, we want to remain -- retain subject to the lower end of 4 to 4.5 times total leverage and subject to the first lien, leverage cap of 3.5 times. We want to retain ultimate flexibility so that we can go try to put together a capital structure that has the longest tenure at the lowest cost with the most amount of strategic flexibility.

And you have to juggle those competing tensions along the way and react to what the market is giving you and get way out in front of maturity towers. To size of the capital structure that we have today as well as what we expect to have going forward.

Anthony Klarman

Yes. And I guess that is one of the questions that came up when you did the big financing. Your towers are now a lot bigger.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Yes.

Anthony Klarman

And Charter had its own sort of towers that were coming up that you were coming up into some refinancing opportunities, I think even now, relatively close after the close of the deal.

And I guess the question that a lot of people were asking is, how do you de-risk the structure from having to access the high -- I think there is less concern about the investment-grade market, perhaps, if you keep that metric of 3.5 times the agencies seem like they are going to keep you investment-grade eligible.

High yield tends to be a bit more episodic in terms of its open and closed status. How do you de-risk the balance sheet in terms of sort of keeping a big slug of your capital structure high yield?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	8

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

So in an interesting way relative to our EBITDA and our cash flow, I think the pro forma new Charter towers are actually more attractive on a relative basis to the cash flow. But there is a quantum issue, which you highlighted, which is in the high-yield space.

We all lived through 2008. We all lived through the early 2000s. We have learned lessons along the way, which is why I think creating capacity to be able to tap the bank and the investment-grade market at all times is really critical to us. It's the way we have managed the balance sheet in the past. I don't think we can rely on one particular market, given the size of the overall capital structure.

And, even though the towers are extremely manageable, relative to our cash flow, from a refinancing perspective, it is still a lot of quantum to come out to a market. So I think that argues for continuing to make sure that we have a lot of capacity in first lien space so that you are not beholden to any market or to the market shutting down in the high-yield space, in particular.

Anthony Klarman

And then, you still have a piece of the financing to go. You were out in front of the big investment-grade raise and the loan raise. I know you have the high yield piece left to go. Some of it was going to be dependent upon the cash election.

Can you just remind us what you still have left to raise and the form and structure in which you are planning to raise it?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Yes. I think our base case is that people are going to want stock in this transaction so our base case is the $100 of cash going to Time Warner Cable. So let me focus on that one first.

It -- on one hand, it is strange. You say it is only $2.5 billion that is left. I would tell you that relative to the total raise that we needed, it is only 10%. Because we have financed 90% of what we need for the transaction. The remaining $2.5 billion represents about 4% of the pro forma capital structure.

It was intended to be conservative. I am not sure we will need all $2.5 billion. The reason I say that is because we took conservative assumptions on at closing the liquidity for Time Warner Cable and for Charter. So there is the potential of having more cash on the balance sheet.

There is, in addition to that, a $3 billion revolver that is intended to be unfunded at close, but it doesn't mean that we couldn't use it for a portion. And then, in addition to that, it is something that we will be taking a look between now and close that we can address.

So you have the liquidity of the underlying companies and cash flow that will be at close. You have revolver availability. You also have --. There is a third point I should have mentioned. We intend to be under 3.5 times at close. So it doesn't take much of a cushion at 3.5 times before you actually have quite a bit of capacity to be able to address the portion of the $2.5 billion.

So do we need at all? I don't know. Could we use some revolver? Yes. Could we use a bit of first lien as well? Yes. None of those would be our targeted path. We would probably go raise the $2.5 billion as long as markets are attractive. They are not right now. But we still have a little bit of time between now and closing and I feel really good about where we are with multiple options.

To the extent that the $115 cash election was triggered, we have a $4.3 billion high-yield bridge that is in place. I don't think that is going to be used, but if it is, it goes into the bridge and we will look for ways to take it out. And you can think about all the funding sources that I just described also applying to either the need for all of the $4.3 billion bridge upfront or the way that we actually syndicate it down once it is in the bridge.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	9

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Anthony Klarman

So if I just maybe oversimplify that a little bit, what it sounds like you are saying is, liquidity at both companies looks like it is coming in better than what your conservative forecasts were. So you may not even need --

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

I didn't say that. I said we were conservative (multiple speakers) that is not the way that we planned it.

Anthony Klarman

Conservative. Okay. Yes. So you were conservative on how you planned it. And there may not be the full need of what people would have seen in the bridge letters and in the other forms what the total committed financing was. In fact, your need may be smaller than that.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Correct. And we have two alternative sources where we could address it. So we are not entirely contingent upon one particular market. Now, nobody should misinterpret what I just said in terms of creating -- and very quickly after close, we intend to create first lien capacity.

But we will do the right thing at close and we will meet all of our commitments and that will work to get into the target leverage range, both as a total as well as to create some capacity in the first lien space.

Anthony Klarman

I think this is a good jumping off point to go to the audience to see if they have any other questions before we go on to other topics. Yes, Jordan.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

For the benefit of those on webcast, the question is, what could we read into the comments from the FCC General Counsel on last Friday evening and the interpretations that has been made by people -- I guess particularly the equity community then they would also be the debt community.

So I will preface it by saying that I didn't read all of it in its entirety. But the pieces that I saw coming through actually were pretty consistent with what I think everybody has known for a long period of time that there was not a single smoking gun in the Comcast transaction. That it was a multiple multitude of different issues.

Charter without going in one by one and commenting on all of those, I would say that Charter was active in that process, participated from a regulatory review perspective. And we had a seat at the table our regulatory people did. And we learned a lot of things along the way.

What was different about the Comcast transaction and us, we learned what we could do to, we think, aggressively go out and address the remaining issues that could be had by different constituencies by making a number of public interest statements or commitments.

But, this is a very different transaction, relative to Comcast. So I think when you go back at least the pieces that I saw, the pro forma new Charter will be under 30% compared to 60% of the broadband market as defined by the FCC. We don't necessarily agree with, but we accept how they looked at it. We don't have programming and we don't have an interest in an OTT provider, and we don't have previous consent decrees around vertical integration.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	10

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

And so, I would actually -- the comment I saw when I take a look at it, was let me take a look at a checkbox and go through and say, no, Charter doesn't have that issue. No, Charter doesn't have that issue. No, Charter doesn't have that issue, particularly around the incentive and the ability to impact the OTT market. You have Netflix and Cogent that have come out in support of our deal. You have Charter who has always -- not because it was driven by regulatory reasons, but because it was what was right in front of the customer.

Charter has always taken a very consumer-friendly approach to broadband. And from the approach as it relates to OTT or OBDs, however you want to define it, we don't have usage-based pricing. We don't have caps. That is not because of what inventory review. That is because we thought it was the best way to grow our Internet subscriber base. And we think all those put us in a different spot relative to the last review.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Unidentified Participant

So the question again for the webcast is, what is it that we are doing that is so positive and why did they need to approve it?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Well, for me, what is in the public interest perspective and Charter has lower broadband pricing than either TWC or Bright House. So we are going to reduce the broadband rates and we are going to do it with faster speed. Minimum 60 megabits per second.

We don't charge modem rental fees. So that goes to the argument of having lower pricing on the product. We generally have lower pricing all around in a triple play package with more value provided inside. Lower box charges.

And so I think we are very attractive. We don't have usage-based billing anywhere inside of our footprint. Never have. And we don't have caps.

So I think all of that argues that this new Company, not only because it is a commitment that is being required by the regulators, but also because it was already a fundamental operating philosophy as a company outside of conditions, is inside the public interest. That has been the position that we have taken.

Now, we have made some additional commitments around out of home Wi-Fi. We have also made commitments to bring any interconnect disputes in front of the FCC. We have continued our past practice of settlement-free Internet purity. And that has been the case before, but we have agreed to make sure that that will continue to be the case and to bring any disputes in front of the FCC. So I think it is a pretty compelling list of why the transaction is actually in the interest of consumers.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

So the question is, if they said we had to build out more subs, would we do it. I didn't bring my whole list of public interest but, that is part of it as well is that we have agreed to build out an additional 1 million homes and bring broadband and video to those households. We have also agreed to build out $2.5 billion worth of extensions to commercial customers across the footprint for areas that are not serviced by the cable platform or the cable plant today. And so that is in both of those create competition and drive broadband penetration for the masses, so to speak.

So plus the out of home Wi-Fi I mentioned, 300,000 out of home Wi-Fi hotspots. So we are extending the plan as part of our commitment to this transaction. Which is not to belabor the point, but also consumer interest.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	11

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Unidentified Participant

I think we had maybe time have for one more quick one. You mentioned out of home Wi-Fi.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

If I have more like that, I am bringing up our General Counsel. Or our regulatory person.

Unidentified Participant

No. This one will not be like that. You mentioned out of home Wi-Fi. I guess there is increasing question about how cable answers the mobility piece of the equation. Going forward, do you have any views on how mobility fits into the long-term strategy of the pro forma larger combined Charter?

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Sure. I think it will be an interesting space for us over time. In a way, we are a significant player in it already. Not only do we provide a lot of [cell] backhaul, with our fiber for all of the wireless providers, but if you look at the way that traffic is being consumed, 80% of it is consumed inside the home or inside the office. And that it is usually taking place over our Wi-Fi networks and our cable plant.

So when you think about wireless, most of the traffic is actually occurring over our network. The travesty, if you will, is that they are getting paid -- the wireless provider is getting paid over $100 per household for that wireless service. And we are essentially providing that for free as part of the Internet service.

Do I think there is an opportunity for us to cooperate with mobile providers? To create an economic model that could work for them and it could enable us to provide a lower-cost -- a voice and data product that has true mobility? Yes. I think that comes about as a result of us building all the out of home Wi-Fi hotspots. It is not an immediate priority for Charter. I want to be clear. But we are building a network, both through the in-home Wi-Fi presence that we have, the commercial Wi-Fi presence we have, the additional out of home Wi-Fi presence that we are stepping into for TWC and Bright House and that we will be building for Charter as well as extending for TWC and Bright House. Another public interest, by the way.

We will be -- we are in the wireless environment today. We are in that marketplace. There will be opportunities to commercialize that in the future.

Unidentified Participant

Great. Well, we are out of time. Chris, thank you very much for coming.

Chris Winfrey - Charter Communications, Inc. - CFO and EVP

Thanks a lot.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	12

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 29, 2015 / 03:40PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Disclaimer
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2015 Thomson Reuters. All Rights Reserved.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	13

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.